Exhibit 99.1

Press Release Brussels / 4 May 2017 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 1Q17 versus the reference base for the same period of last year. For a description of the reference base and important disclaimers please refer to pages 13 and 14.

Anheuser-Busch InBev reports First Quarter 2017 Results

HIGHLIGHTS

●

Revenue: Revenue grew by 3.7% in the quarter, with revenue per hl growth of 4.3%, driven by revenue management initiatives as well as strong premium brand performance. On a constant geographic basis, revenue per hl grew by 4.5%.

●

Volume: Total volumes declined by 0.5%, while own beer volumes were down by 0.2%. Good growth in own beer volumes was achieved in China, Brazil and Mexico, while declines were recorded in the US, Colombia and South Africa.

●

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 12.1%. Budweiser revenues grew by 7.3%, with 16.4% growth in revenues outside of the US. Stella Artois revenues grew by 21.1%, driven mainly by growth in the US and Argentina. Corona had a solid quarter as well, with revenues growing 18.2%, with 48.2% growth in revenues outside of Mexico, as a result of strong growth in Western Europe and China.

●

Cost of Sales (CoS): CoS increased by 5.4% in 1Q17 and by 6.2% on a per hl basis, driven primarily by transactional currency and commodity impacts in Latin America North and Latin America South, as anticipated. On a constant geographic basis, CoS per hl increased by 6.6%.

●	EBITDA: EBITDA grew by 5.8% as a result of top-line growth, aided by cost synergies and other operating income, partly offset by the CoS pressure. EBITDA margins expanded by 76 bps to 37.2%.

●

Net finance results: Net finance costs (excluding non-recurring net finance costs) grew from1 219 million USD in 1Q16 to 1 492 million USD in 1Q17, as pre-funding for the SAB combination was not in place for the full quarter in the prior year.

●	Income taxes: Income tax grew from 338 million USD in 1Q16 to 418 million USD in 1Q17 with the normalized effective tax rate decreasing from 23.2% to 20.4%.

●

Profit: Normalized profit attributable to equity holders of AB InBev increased from 844 million USD in 1Q16 to 1 458 million USD in 1Q17. The 1Q16 profit was impacted by the pre-acquisition funding costs not matched by earnings from SAB and by mark-to-market losses linked to the hedging of various share-based payment programs, while the 1Q17 profit benefitted from the earnings of the newly combined operations and gains in the mark-to-market adjustments linked to the share-based payment programs.

●	Earnings per share: Normalized earnings per share (EPS) increased from 0.51 USD in 1Q16 to 0.74 USD in 1Q17, mainly due to higher profit, partially offset by the increased number of shares.

●	Combination with SAB: The business integration is progressing well, with synergies of 252 million USD captured during 1Q17.

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Figure 1. Consolidated performance (million USD)
		1Q16 Reported	1Q16 Reference Base	1Q17	Organic growth
Total Volumes (thousand hls)		104 868	142 845	147 872	-0.5%
	AB InBev own beer	93 881	117 797	117 729	-0.2%
	Non-beer volumes	10 259	24 354	29 243	-2.7%
	Third party products	728	694	900	29.4%
Revenue		9 400	12 073	12 922	3.7%
Gross profit		5 622	7 270	7 693	2.6%
Gross margin		59.8%	60.2%	59.5%	-66 bps
Normalized EBITDA		3 462	4 490	4 809	5.8%
Normalized EBITDA margin		36.8%	37.2%	37.2%	76 bps
Normalized EBIT		2 693	3 517	3 721	5.5%
Normalized EBIT margin		28.6%	29.1%	28.8%	51 bps

Profit attributable to equity holders of AB InBev		132		1 405
Normalized profit attributable to equity holders of AB InBev		844		1 458

Earnings per share (USD)		0.08		0.71
Normalized earnings per share (USD)		0.51		0.74

Figure 2. Volumes (thousand hls)
	1Q16 Reference Base	Scope	Organic growth	1Q17	Organic growth Total Volume	Own beer volume
North America	26 913	106	-1 184	25 836	-4.4%	-5.0%
Latin America West	25 672	- 12	- 129	25 531	-0.5%	-1.5%
Latin America North	29 713	27	679	30 419	2.3%	3.8%
Latin America South	8 820	-	270	9 090	3.1%	7.3%
EMEA	27 965	5 721	- 766	32 919	-2.7%	-1.5%
Asia Pacific	23 262	- 26	446	23 683	1.9%	1.9%
Global Export and Holding Companies	502	- 136	28	395	7.8%	7.8%
AB InBev Worldwide	142 845	5 682	- 655	147 872	-0.5%	-0.2%

MANAGEMENT COMMENTS

The first quarter of 2017, which was also the second quarter as a combined company, saw organic revenue growth of 3.7%, with volumes down marginally. Global revenue growth was driven by higher volumes in Latin America North, Latin America South, and Asia Pacific, and further supported by revenue management and premiumization initiatives throughout our markets.

Organic EBITDA grew by 5.8%, with EBITDA margin expansion of 76 bps, driven by top-line growth and the realization of synergies, offsetting an anticipated weak performance in Brazil, where EBITDA was down by 23.3%. This was due to the combined impact of a significant cost of sales per hl increase and a decline in revenue per hl.

Excluding Brazil, our business delivered solid results with revenue up 4.2% and EBITDA growing by 12.3%. We remain optimistic about Brazil in the long run, and more specifically regarding 2017, we will soon begin cycling more favorable revenue per hl comparables, while cost of sales per hl growth will decelerate to between a flattish and low single-digit increase in the second half of 2017.

Our global brands continued to show solid growth, with the combined portfolio growing revenue by over 12%. Budweiser continued to perform well, supported by a powerful Chinese New Year campaign, as well as Super Bowl activations introduced for the first time in international markets such as the UK and Brazil.

Stella Artois grew revenues by more than 20%, with good volume-led performances coming from the US and Argentina. This quarter was especially exciting for the brand, as its Buy a Lady a Drink partnership with Water.org, which is aimed at ending the global water crisis, was scaled out to 7 markets.

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Corona continued its impressive track record of growth with revenues up by over 18% and by almost 50% outside of Mexico, driven primarily by China, the UK and Colombia.

We will continue fueling the growth of our global brands by leveraging their respective commercial platforms with consistent communication and execution around the world, while expanding to new markets such as Australia, Peru, Colombia and South Africa.

The SAB integration continues at a fast pace, with 252 million USD of synergies captured in 1Q17. Beyond the cost synergies, we are every day more excited about the top-line growth opportunities arising from the combination of these two great companies.

2017 OUTLOOK

(i)

Top-line: While recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in FY17, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

(ii)	Cost of Sales: We expect CoS per hl to increase by low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

(iii)	Selling, General and Administrative Expenses: We expect SG&A to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

(iv)

Synergies: We updated our 2.45 billion USD synergy and cost savings expectation to 2.8 billion USD during our FY16 results announcement, with synergies being calculated on a constant currency basis as of August 2016.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY17 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 150 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY17 to be in the range of 24% to 26%, excluding any potential gains or losses on the hedging of our share-based payment programs. This guidance includes the impact of the change in country mix following the combination with SAB and the expected tax consequences of the funding of the combination.

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 3.7 billion USD in FY17.

(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(ix)	Dividends: We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

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BUSINESS REVIEW

United States

We estimate that industry STRs in the United States declined by 1.6% in 1Q17, cycling growth in 1Q16 that had the benefit of an early Easter. Our own STRs were down 2.9%, leading to an estimated decline in total market share of approximately 60 bps. Our STWs were down 4.7% in the quarter, due to planned adjustments to wholesaler inventories in the normal course of business. We continue to expect our STRs and STWs to converge over time.

Market share trends are in line with the past two quarters, with softer performance in our Premium Light and Premium Regular segments offset by continued growth in Above Premium.

Bud Light volume trends in the quarter were mixed, with positive share trends in some states not enough to reverse the negative trends in our largest markets. A new Bud Light campaign, entitled “Famous Among Friends”, was launched in the first quarter and aired during the Super Bowl, bringing the brand back to its roots. Bud Light STRs declined by mid-single digits in the quarter, with an estimated total market share loss of approximately 65 bps.

Budweiser volumes were also down mid-single digits with market share loss of approximately 35 bps. However, the brand has established a strong platform, which reinforces the brand’s quality credentials and proud American heritage.

Our portfolio of Above Premium brands continued to perform well, gaining approximately 30 bps of total market share in the quarter. Michelob Ultra, with its “Active Lifestyle” positioning, was the top share gainer in the US for the eighth consecutive quarter and is now the market leader in the Above Premium segment by volume, according to IRI. Our other Above Premium brands also performed well, led by Stella Artois and our regional craft portfolio.

Our value brands performed well within the quarter, leveraged by the Busch Super Bowl ad. These brands have retained many loyal consumers and continue to play an important role in our portfolio.

We are working more closely than ever with our wholesalers, as part of our “Winning Together” platform. We made good strides in 2016, and in 2017 we will continue to build on this success with a focus on increasing our engagement and furthering collaboration with our wholesaler partners.

US beer revenue per hl grew by 2.2%, driven by strong price discipline and a positive brand mix. With volumes down 4.7%, revenue for the quarter declined by 2.6%. However, we continued to achieve margin expansion, with gross margin up by 68 bps to 60.6% and organic EBITDA margin up 41 bps to 40.2%, despite a 1.6% decline in EBITDA.

Mexico

Our business in Mexico continued to perform well, with volumes growing by low single digits and revenues growing by high single digits, despite cycling a tough comparable as a result of the timing of Easter. These results were driven by healthy performances from our brands, with double-digit growth in the Victoria brand and mid-single digit growth in the Modelo family, combined with excellent results from our global and international brands. Revenue per hl growth of 4% was achieved in an environment of macroeconomic uncertainty and volatile exchange rates, especially following the January increase in oil prices, which put pressure on consumer confidence.

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EBITDA in Mexico grew by 17.1%, representing an EBITDA margin expansion of over 300 bps to 42.1%, as a result of the strong top-line performance coupled with favorable currency and commodity hedges and an increase in other operating income.

Colombia

Our Colombian volumes declined by 7.9%, with total revenues declining by 5.1%. This was largely due to a country-wide VAT increase at the start of the year which put pressure on consumers, as well as a tough comparable due to the timing of Easter. Despite the soft top-line result, we gained an estimated 10 bps of share of total alcohol while implementing our high end strategy to drive growth of our global brands.

Colombia EBITDA declined by 10.1%, with margin contraction of 266 bps to 47.7%. While this performance was partly due to the lower top-line result, it was exacerbated by: i) the phasing of SG&A initiatives, ii) the reversal of certain provisions in 1Q16 positively impacting the country’s performance in prior year, and iii) the impact of several costs previously recorded in Peru, Ecuador and the former SAB’s “Latin America hub” in Miami now recorded in Colombia, which became the Zone headquarters.

Brazil

Our Brazil business saw beer volumes growing by 3.4% in the quarter. The political and macroeconomic environment in Brazil remains challenging and we estimate beer industry volumes declined this quarter. In our non-beer business, volumes were roughly flat in an industry that we also estimate has declined.

Revenue per hl decreased by 1.8% due to a tough comparable, as large state tax increases during the course of 2016 have yet to be fully passed on to consumers. Additionally, we saw continued growth of our returnable glass bottles, which have a negative impact on revenue per hl but are accretive for both EBITDA and margin. The negative revenue per hl result was partially offset by the continued growth of our premium brands, with Budweiser volumes growing by more than 30%.

Cost of sales per hl was affected, as anticipated, by a USDBRL devaluation of close to 40%, embedded in our CoS. Currently, approximately half of our CoS in Brazil is denominated in USD. CoS per hl is expected to grow double-digits in the first half, and to be flattish to up low single digits in the second half of 2017. The combined impact of a significant CoS per hl increase, which explains more than 75% of our EBITDA decline, and the decline in revenue per hl, led to a 23.3% reduction in EBITDA, with EBITDA margin contraction of approximately 1200 bps to 38.8%.

South Africa

Our South African business saw strong revenue growth of mid-single digits, driven by significant pricing in the period prior to change of control. Beer volumes declined by 1.6%, impacted by the timing of Easter. Synergy capture, combined with good cost management and an increase in other operating income, led to EBITDA growth in the high teens and approximately 500 bps of EBITDA margin expansion.

Castle Lite continues its strong growth in the core plus segment with packaging innovations aimed at improving convenience for in-home consumption. Core brands recovered some of the prior year volume losses to cheap wines and spirits through our commercial initiatives.

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The business is well-positioned to grow our global brands, with Stella Artois and Corona already present in the market and plans to launch Budweiser later in the year.

China

Our business in China had a great start to the year, posting revenue growth over 11%. This was driven by a 5% increase in volumes and a 6% increase in revenue per hl through a combination of revenue management initiatives, innovation and brand mix benefitting from superior growth in the premium and super premium brands.

Chinese New Year at the end of January offered excellent opportunities to connect and celebrate with consumers in the year of the rooster, both on- and off-line, especially for Budweiser and Harbin Ice, which both recorded double-digit growth. The occasion-focused expansion strategy of Budweiser is helping the brand to gain momentum in key regions.

Market share rose above 20% in an industry that showed a modest recovery after cycling industry declines of 4% in the prior year. We saw organic growth in EBITDA of 39.6% with a 681 bps increase in EBITDA margin, driven by top-line growth as well as efficiencies, productivity gains and footprint optimization, assisted by lower raw material prices.

We continue to believe that our brand portfolio, which over-indexes in the faster-growing premium and super premium segments, is well-positioned to continue growing ahead of the industry.

Highlights from our other markets

Canada reported solid financial performance in 1Q17, growing topline despite a softer industry, with a decline in volume more than offset by strong revenue per hl performance and continued cost discipline to deliver growth in both revenue and EBITDA. While the total share declined marginally, we saw improved trends in Budweiser, which is the country’s biggest brand, continued share gains in Bud Light, and a strong performance from our craft portfolio and ready-to-drink brands.

Peru recorded almost 3% growth in revenue on flattish volumes, although major flooding in the country resulted in infrastructure damage that isolated many regions in the North. Ecuador recorded double-digit declines in beer volumes, as the economy continues to struggle to recover from a recession exacerbated by the earthquake in April 2016.

In Latin America South, strong beer volume growth was recorded in Argentina, Chile, Bolivia, Uruguay and Paraguay despite negative growth in soft drinks. Argentina saw volumes return to growth, up high single digits, as a result of our commercial plans as well as a more benign macroeconomic environment. Our global brands performed especially well in the region, with volumes and revenues up by double-digits.

Within EMEA, Western Europe grew revenue by mid-single digits, underpinned by market share gains in the majority of our markets and double-digit growth in the UK assisted by the launch of Bud Light. In Eastern Europe, revenue contraction was driven by the continued decline of volumes, which was accentuated by the introduction of a ban on PET pack sizes larger than 1.5 liters in Russia. In Africa, double-digit beer volume and revenue growth was recorded in both Nigeria and Uganda. However, in Mozambique, volumes declined by low single digits in response to revenue management initiatives undertaken as a result of devaluation-led inflation. Tanzania and Zambia were both negatively impacted by macroeconomic conditions and their non-beer businesses.

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Australia continues to gain share and achieved 6.6% revenue growth this quarter. This result was driven by a price-mix improvement as well as doubling of revenue from the Great Northern brand, combined with excellent growth in the repositioned Pure Blonde. The business is positioned to leverage the reclaimed global brand portfolio, which is already well-established with Corona having over 5% market share.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	1Q16 Reported	1Q16 Reference Base	1Q17	Organic growth
Revenue	9 400	12 073	12 922	3.7%
Cost of sales	-3 778	-4 803	-5 229	-5.4%
Gross profit	5 622	7 270	7 693	2.6%
SG&A	-3 092	-3 960	-4 228	-1.7%
Other operating income/(expenses)	163	208	257	40.6%
Normalized profit from operations
(normalized EBIT)	2 693	3 517	3 721	5.5%
Non-recurring items above EBIT	- 34		- 221
Net finance income/(cost)	-1 219		-1 492
Non-recurring net finance income/(cost)	- 684		99
Share of results of associates	1		54
Income tax expense	- 338		- 418
Profit from continuing operations	419		1 743
Discontinued operations results	-		28
Profit	419		1 771
Profit attributable to non-controlling interest	287		366
Profit attributable to equity holders of AB InBev	132		1 405

Normalized EBITDA	3 462	4 490	4 809	5.8%
Normalized profit attributable to equity holders of AB InBev	844		1 458

Revenue

Consolidated revenue grew by 3.7% in 1Q17, with revenue per hl growth of 4.3%. This result was driven by our revenue management and premiumization initiatives. On a constant geographic basis revenue per hl grew by 4.5%.

Cost of Sales (CoS)

Total CoS increased by 5.4%, and by 6.2% on a per hl basis. This increase was driven primarily by anticipated transactional foreign exchange and commodity impacts, which were partly offset by synergy capture, procurement savings and efficiencies. On a constant geographic basis, CoS per hl increased by 6.6%.

Selling General and Administrative Costs (SG&A)

SG&A grew by 1.7%, which was well below inflation, reflecting synergy capture combined with good cost control.

Other operating income

Other operating income increased organically by 40.6% as a result of reduction of operating costs mainly in Africa and government incentives in China.

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Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	1Q16	1Q17
Restructuring	-20	-189
Acquisition costs / Business combinations	-18	-17
Business and asset disposal (including impairment losses)	4	-15
Impact on profit from operations	-34	-221

Normalized profit from operations excludes negative non-recurring items of 221 million USD, primarily related to the one-off restructuring costs related to the SAB integration.

Figure 5. Net finance income/(cost) (million USD)
	1Q16	1Q17
Net interest expense	-681	-1 084
Net interest on net defined benefit liabilities	-29	-29
Accretion expense	-143	-169
Other financial results	-366	-210
Net finance income/(cost)	-1 219	-1 492

Net finance costs (excluding non-recurring net finance costs) were 1 492 million USD in 1Q17 compared to 1 219 million USD in 1Q16. Net interest expense increased from 681 million USD to 1 084 million USD, now reflecting the full quarterly interest costs associated with the bonds issued throughout 2016. Other financial results include a mark-to-market gain of 130 million USD in 1Q17, linked to the hedging of our share-based payment programs, compared to a loss of 138 million USD in 1Q16.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	1Q16	1Q17
Share price at the start of the period (Euro)	114.40	100.55
Share price at the end of the period (Euro)	109.25	102.90
Number of equity derivative instruments at the end of the period (millions)	37.7	48.5

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	1Q16	1Q17
Mark-to-market (Grupo Modelo deferred share instrument)	-84	54
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with	- 599	-
SABMiller that did not qualify for hedge accounting)
Other mark-to-market	125	45
Other	-126	-
Non-recurring net finance income/(cost)	-684	99

Non-recurring net finance income was 99 million USD in 1Q17 compared to a cost of 684 million USD in 1Q16. Non-recurring net finance costs in 1Q16 included a negative mark-to-market adjustment of 599 million USD, related to the portion of the FX hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules.

The 1Q17 result includes a positive mark-to-market adjustment on our non-recurring equity derivative instruments relating to the issue of deferred shares in the Grupo Modelo combination and the issue of restricted shares in the SAB combination. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

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Figure 8. Non-recurring equity derivative instruments
	1Q16	1Q17
Share price at the start of the period (Euro)	114.40	100.55
Share price at the end of the period (Euro)	109.25	102.90
Number of equity derivative instruments at the end of the period (millions)	23.1	43.9
Income tax expense
Figure 9. Income tax expense (million USD)
	1Q16	1Q17
Income tax expense	338	418
Effective tax rate	44.7%	19.8%
Normalized effective tax rate	23.2%	20.4%

Income tax expense in 1Q17 was 418 million USD with a normalized effective tax rate (ETR) of 20.4%, compared to an income tax expense of 338 million USD in 1Q16 and a normalized ETR of 23.2%. The decrease in normalized ETR in 1Q17 is mainly due to country mix and the reporting of the SAB results following the combination, matching the acquisition funding.

The decrease in the reported ETR from 44.7% in 1Q16 to 19.8% in 1Q17 is mainly due to the 2016 non-deductible negative mark-to-market related to the hedging of the purchase price of SAB that did not qualify for hedge accounting.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest increased from 287 million USD in 1Q16 to 366 million USD in 1Q17, mainly as a result of the combination with SAB.

Normalized Profit and Profit

Figure 10. Normalized profit attribution to equity holders of AB InBev (million USD)
	1Q16	1Q17
Profit attributable to equity holders of AB InBev	132	1 405
Non-recurring items, after taxes, attributable to equity holders of AB InBev	28	180
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	684	- 99
Discontinued operations results	-	- 28
Normalized profit attributable to equity holders of AB InBev	844	1 458

Normalized profit attributable to equity holders of AB InBev increased from 844 million USD in 1Q16 to1 458 million USD in 1Q17

Profit attributable to equity holders of AB InBev increased from 132 million USD in 1Q16 to 1 405 million USD in 1Q17.

Normalized and Basic EPS

Figure 11. Earnings per share (USD)
	1Q16	1Q17
Basic earnings per share	0.08	0.71
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.01	0.09
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.42	-0.05
Discontinued operations results, per share	-	-0.01
Normalized earnings per share	0.51	0.74

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Normalized earnings per share (EPS) increased from 0.51 USD in 1Q16 to 0.74 USD in 1Q17.

Figure 12. Key components - Normalized earnings per share in USD
	1Q16	1Q17
Normalized EBIT	1.64	2.27
Mark-to-market (Hedging of our share-based payment programs)	-0.08	0.08
Pre-funding of SAB transaction	-0.20	-
Net finance cost	-0.46	-0.99
Income tax expense	-0.21	-0.28
Associates & non-controlling interest	-0.18	-0.19
Share dilution	-	-0.15
Normalized EPS	0.51	0.74

Note: 1Q16 and 1Q17 before dilution calculated based upon weighted average number of shares per 1Q16 of 1 641 million shares. EPS after dilution based upon weighted average number of shares per 1Q17 of 1 970 million shares.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q16	1Q17
	Reported
Profit attributable to equity holders of AB InBev	132	1 405
Non-controlling interests	287	366
Profit	419	1 771
Discontinued operations results	-	- 28
Profit from continuing operations	419	1 743
Income tax expense	338	418
Share of result of associates	- 1	- 54
Net finance (income)/cost	1 219	1 492
Non-recurring net finance (income)/cost	684	- 99
Non-recurring items above EBIT (incl. non-recurring impairment)	34	221
Normalized EBIT	2 693	3 721
Depreciation, amortization and impairment	769	1 088
Normalized EBITDA	3 462	4 809

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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RECENT EVENTS

1. Exchange of High Coupon Bonds

On 22 March 2017, AB InBev announced the commencement of ten separate private offers to certain eligible bondholders (the “Exchange Offers”) to exchange any and all of the outstanding notes listed below (the “Existing Notes”) issued by either Anheuser-Busch Companies, LLC (“ABC”) or Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) for a combination of ABIWW’s new notes (the “New Notes”) and cash. The notes targeted had a total principal amount outstanding of 3.1 billion USD and on average carried a coupon of approximately 6.4% per annum.

On 18 April 2017, the Exchange Offers expired and approximately 44% of the aggregate principal amount of the Existing Notes were tendered. In exchange for the Existing Notes, ABIWW issued approximately 1,735 million USD of New Notes that mature on October 6, 2048 and will bear interest at a rate per annum of 4.439%. The Exchange Offers were intended to simplify AB InBev’s capital structure, extend the maturity dates of AB InBev’s debt, reduce AB InBev’s interest expenses by retiring high-coupon debt during a time of favorable market conditions and better align the restrictive covenants in AB InBev’s debt across its capital structure.

Title of Security	Issuer	Original Principal Amount Outstanding	Principal Amount Outstanding After Exchange

7.55% Debentures due 2030	ABC	$200,000,000	$125,954,000

6.80% Debentures due 2031	ABC	$200,000,000	$180,014,000

6.80% Debentures due 2032	ABC	$300,000,000	$173,068,000

5.95% Debentures due 2033	ABC	$300,000,000	$151,817,000

5.75% Debentures due 2036	ABC	$300,000,000	$107,314,000

6.450% Debentures due 2037	ABC	$500,000,000	$247,444,000

6.375% Notes due 2040	ABIWW	$500,000,000	$244,425,000

6% Debentures due 2041	ABC	$250,000,000	$166,417,000

6.50% Debentures due 2042	ABC	$250,000,000	$175,551,000

6.50% Debentures due 2043	ABC	$300,000,000	$177,608,000

2. Partial Repayment of 8 billion USD Term Loan due 2021

On 10 April 2017, we repaid 6 billion USD of the 8 billion USD Term Loan due 2021, leaving 2 billion USD outstanding. This Term Loan is the last remaining facility of the 75 billion USD credit facilities raised in October 2015 to finance the combination with SAB. The repayment is an important step in our long-term deleveraging commitment.

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3. Disposal of Interest in Distell Group Limited to the Public Investment Corporation

On 12 April 2017, we announced completion of the sale of our entire indirect shareholding in Distell Group Limited to the Public Investment Corporation (SOC) Limited, acting on behalf of the Government Employees Pension Fund. The sale was required as a condition of the South African Competition Tribunal’s approval on 30 June 2016 of our business combination with SAB.

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. The results of the CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with SAB that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 1Q16 segment reporting for purposes of this results announcement and internal review by senior management. This presentation (referred to as the “Reference Base”) includes, for comparative purposes, the results of the SAB business as if the combination had taken place at the beginning of 4Q15, but excluding the results of (i) those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally and (ii) the Central and Eastern Europe business and the stake in Distell. The changes, effective 1 October 2016, include the former SAB geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within APAC.

1Q17 EPS is based upon a weighted average of 1,970 million shares for 1Q17 compared to a weighted average of 1,641 million shares for 1Q16.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev or

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SAB have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The 2016 Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The 2016 Reference Base information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SAB groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any future date or period. The 2016 Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that would be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

NOTES

The first quarter 2017 (1Q17) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9 to 11 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2017, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 12 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2017 (except for the volume information).

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday, 4 May 2017:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://bit.ly/webcastq1

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/11944116

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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com

Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	142 845	5 682	-	- 655	147 872	-0.5%
of which AB InBev own beer	117 797	138	-	- 206	117 729	-0.2%
Revenue	12 073	109	304	436	12 922	3.7%
Cost of sales	-4 803	- 48	- 128	- 250	-5 229	-5.4%
Gross profit	7 270	61	176	186	7 693	2.6%
SG&A	-3 960	- 104	- 97	- 67	-4 228	-1.7%
Other operating income/(expenses)	208	- 35	14	70	257	40.6%
Normalized EBIT	3 517	-77	93	188	3 721	5.5%
Normalized EBITDA	4 490	- 46	109	256	4 809	5.8%
Normalized EBITDA margin	37.2%				37.2%	76 bps

North America	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	26 913	106	-	-1 184	25 836	-4.4%
Revenue	3 532	41	15	-74	3 514	-2.1%
Cost of sales	-1 358	- 27	- 3	51	-1 337	3.8%
Gross profit	2 175	14	11	- 23	2 177	-1.0%
SG&A	- 992	- 18	- 7	- 3	-1 019	-0.3%
Other operating income/(expenses)	11	-	-	4	15	32.3%
Normalized EBIT	1 194	- 3	5	- 22	1 173	-1.9%
Normalized EBITDA	1 384	- 1	5	- 17	1 371	-1.2%
Normalized EBITDA margin	39.2%				39.0%	34 bps

Latin America West	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	25 672	- 12	-	- 129	25 531	-0.5%
Revenue	1 974	- 1	- 57	60	1 976	3.0%
Cost of sales	- 576	1	22	- 32	- 585	-5.5%
Gross profit	1 398	-	- 35	28	1 391	2.0%
SG&A	- 676	- 11	23	17	- 647	2.5%
Other operating income/(expenses)	38	- 34	- 2	23	25	-
Normalized EBIT	760	- 45	- 14	68	769	9.5%
Normalized EBITDA	915	- 45	- 20	70	921	8.1%
Normalized EBITDA margin	46.4%				46.6%	216 bps

Latin America North	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	29 713	27	-	679	30 419	2.3%
Revenue	1 900	-	397	38	2 335	2.0%
Cost of sales	- 652	-	- 169	- 177	- 997	-27.1%
Gross profit	1 248	-	228	- 139	1 337	-11.1%
SG&A	- 586	-7	- 127	- 13	- 733	-2.2%
Other operating income/(expenses)	100	-2	18	- 25	91	-25.1%
Normalized EBIT	763	-9	119	- 177	696	-23.5%
Normalized EBITDA	931	-9	154	- 175	901	-19.0%
Normalized EBITDA margin	49.0%				38.6%	-996 bps

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Annex 1
Latin America South	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	8 820	-	-	270	9 090	3.1%
Revenue	727	-	- 53	199	872	27.4%
Cost of sales	- 229	-	14	- 101	- 315	-44.2%
Gross profit	498	-	- 39	98	557	19.6%
SG&A	- 174	-	14	- 48	- 208	-27.7%
Other operating income/(expenses)	2	-	-	- 1	1	-74.9%
Normalized EBIT	326	-	- 25	48	349	14.8%
Normalized EBITDA	366	-	- 28	60	399	16.4%
Normalized EBITDA margin	50.4%				45.7%	-433 bps

EMEA	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	27 965	5 721	-	- 766	32 919	-2.7%
of which AB InBev own beer	18 853	208	-	- 277	18 784	-1.5%
Revenue	1 885	328	35	93	2 341	4.9%
Cost of sales	- 877	- 234	- 16	1	-1 126	0.1%
Gross profit	1 007	95	18	94	1 215	9.3%
SG&A	- 643	- 82	- 15	- 39	- 779	-6.1%
Other operating income/(expenses)	- 7	1	2	31	26	-
Normalized EBIT	357	14	5	86	462	24.0%
Normalized EBITDA	521	41	5	97	664	18.6%
Normalized EBITDA margin	27.7%				28.4%	358 bps

Asia Pacific	1Q16	Scope	Currency	Organic	1Q17	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	23 262	- 26	-	446	23 683	1.9%
Revenue	1 699	-	- 33	135	1 801	8.0%
Cost of sales	- 826	2	22	-5	- 806	-0.6%
Gross profit	873	2	- 11	130	995	14.9%
SG&A	- 572	- 7	14	- 35	- 600	-6.0%
Other operating income/(expenses)	32	-	- 2	12	42	37.5%
Normalized EBIT	334	- 5	1	107	437	32.6%
Normalized EBITDA	533	- 4	- 8	133	654	25.2%
Normalized EBITDA margin	31.4%				36.3%	497 bps

Global Export and Holding	1Q16	Scope	Currency	Organic	1Q17	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	502	- 136	-	28	395	7.8%
Revenue	357	- 259	-	- 14	83	-14.5%
Cost of sales	- 287	209	3	12	- 63	15.2%
Gross profit	70	- 50	3	- 2	21	-11.7%
SG&A	- 319	23	1	54	- 242	18.1%
Other operating income/(expenses)	32	-	- 2	27	57	83.9%
Normalized EBIT	- 218	- 27	2	78	- 165	32.0%
Normalized EBITDA	- 161	- 27	1	87	- 100	46.5%

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